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                                                                Ex-99.(a)(10)



CONTACT
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Joseph Doherty
MacKenzie Partners, Inc.
(212) 929-5500


                      MOUNTASIA TENDER OFFERS COMPLETED

    NEW YORK, NEW YORK, January 15, 1997. MEI Holdings, L.P., the largest shareholder of Mountasia Entertainment International, Inc. (AMEX: MBE), announced today that it had completed its previously announced tender offers for Common Stock and two series of convertible debentures of Mountasia at $3.50 per share of Common Stock and par plus accrued interest for the debentures.

    Based on a preliminary count by the depositary for the tender offers, MEI Holdings purchased in the tender offers 7.5 million shares of Mountasia Common Stock and $15.1 million aggregate principal amount of convertible debentures. Unless and until shareholders approve conversion of the debentures and certain other Mountasia equity securities held by MEI Holdings, the shares of Common Stock purchased in the tender offer are subject to certain voting restrictions or, in the case of the debentures, are convertible into non-voting equity securities. Assuming such shareholder approval and therefore treating all the Common Stock equivalents, and assuming (i) the conversion of all debentures purchased in the tender offers at $3.50 per share, (ii) the completion of the previously announced capital call by Mountasia on MEI Holdings for $22.7 million of additional capital at MEI Holdings' average per share investment price for its initial investment last year, and (iii) the assumed issuance of
2.0 million of additional shares to MEI Holdings under the post-closing adjustment provisions of the investment agreement entered into by MEI Holdings and Mountasia last year, MEI Holdings would beneficially own 81.0% of Mountasia's outstanding Common Stock. Prior to such shareholder approval, these equity securities represent 49.9% of the presently total outstanding ordinary voting power of Mountasia.



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